SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

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ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the fiscal year ended: December 31, 2002

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TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)

For the transition period from ____________ to ____________

Commission file number: 0-23322

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cascade Bancorp
Employees’ 401(k) Profit Sharing Plan

B.

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cascade Bancorp
1100 N.W. Wall Street
Bend, Oregon 97702

REQUIRED INFORMATION

ITEM 1.

FINANCIAL STATEMENTS AND SCHEDULES

These statements and schedules are listed below in the Table of Contents.

ITEM 2.

EXHIBITS

23.1

Consent of Symonds, Evans & Company, P.C

99.1

Certification of Executive Vice President/ Human Resources

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (Name of Plan)
Date: 6/26/03	By:	/s/ Patricia L. Moss

Cascade Bancorp Plan Administrator

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

Years ended December 31, 2002 and 2001

SYMONDS, EVANS & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES

Years ended December 31, 2002 and 2001

REPORT OF INDEPENDENT AUDITORS

To the Trustees of the
Cascade Bancorp Employees’
401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, together referred to as “supplemental information,” are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 21, 2003

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002	2001

ASSETS
Investments:
Participant directed:
Corporate common stock – Cascade Bancorp Stock Fund	$1,291,775	$—
Shares of registered investment companies:
Massachusetts Investors Fund	642,381	248,943
Massachusetts Investors Growth Stock Fund	542,435	498,702
MFS Utilities Fund	372,371	480,816
MFS Research International Fund	325,091	302,054
MFS Value Fund	318,386	338,595
MFS Mid-Cap Growth Fund	289,439	464,952
MFS Money Market Fund	251,428	124,008
MFS Total Return Fund	201,943	—
MFS New Discovery Fund	180,940	188,225
MFS Bond Fund	157,904	—
Davis New York Venture Fund	132,044	3,386
State Street Research Aurora Fund	92,176	—
MFS Mid-Cap Value Fund	55,011	—
MFS Conservative Allocation Fund	40,207	—
MFS Moderate Allocation Fund	14,962	—
MFS Growth Allocation Fund	706	—
MFS Emerging Growth Fund	—	429,595
MFS Strategic Growth Fund	—	386,249
MFS Research Fund	—	262,352
MFS High Income Fund	—	62,171
Munder Index 500 Fund	—	646
Participant note receivable	2,000	—

Total participant directed	4,911,199	3,790,694
Non-participant directed:
Corporate common stock – Cascade Bancorp Stock Fund	—	936,345
Shares of a registered investment company – Heritage Money Market Fund	—	32,354

Total non-participant directed	—	968,699

Total investments	4,911,199	4,759,393
Receivables:
Employer matching contribution	392,355	339,898
Employer profit sharing contribution	220,163	220,000
Participant contributions	233,455	234,538

Total receivables	845,973	794,436

Total assets	5,757,172	5,553,829

LIABILITIES
Trustee and administrative fees payable	10,265	11,055
Excess contributions payable	16,171	14,910

Total liabilities	26,436	25,965
Net assets available for benefits:
Participant directed	5,730,736	4,559,165
Non-participant directed	—	968,699

Net assets available for benefits	$5,730,736	$5,527,864

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2002

	Participant directed	Non- participant directed	Total

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(1,098,547)	$133,349	$(965,198)
Interest and dividends	38,350	5,331	43,681

	(1,060,197)	138,680	(921,517)
Contributions:
Participant	725,754	—	725,754
Employer	612,518	—	612,518
Participant rollovers	9,006	—	9,006

	1,347,278	—	1,347,278

Total additions	287,081	138,680	425,761

Deductions from net assets attributed to:
Benefits paid to participants	206,357	2,465	208,822
Trustee and administrative expenses	14,067	—	14,067

Total deductions	220,424	2,465	222,889
Transfer from non-participant directed to participant directed	1,104,914	(1,104,914)	—

Net increase (decrease)	1,171,571	(968,699)	202,872

Net assets available for benefits:
Beginning of year	4,559,165	968,699	5,527,864

End of year	$5,730,736	$—	$5,730,736

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2001

	Participant directed	Non- participant directed	Total

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$(805,824)	$284,092	$(521,732)
Interest and dividends	27,503	18,843	46,346

	(778,321)	302,935	(475,386)
Contributions:
Participant	644,085	—	644,085
Employer	559,898	—	559,898
Participant rollovers	800	—	800

	1,204,783	—	1,204,783

Total additions	426,462	302,935	729,397
Deductions from net assets attributed to:
Benefits paid to participants	90,948	7,126	98,074
Trustee and administrative expenses	12,413	—	12,413

Total deductions	103,361	7,126	110,487

Net increase	323,101	295,809	618,910
Net assets available for benefits:
Beginning of year	4,236,064	672,890	4,908,954

End of year	$4,559,165	$968,699	$5,527,864

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1.

Description of the Plan

The following description of the Cascade Bancorp Employees’ 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan covers substantially all employees of Cascade Bancorp and its subsidiary, Bank of the Cascades (collectively, “the Employer”), who have completed six months of service and are at least 18 years of age.

State Street Bank (State Street) is the custodian for the Plan’s investments (except for the Cascade Bancorp Stock Fund). Raymond James Financial Services, Inc. (Raymond James) was the custodian for the Plan’s investment in the Cascade Bancorp Stock Fund from January 1, 2001 through March 31, 2002. Reliance Trust Co. (Reliance) was the custodian for the Plan’s investment in the Cascade Bancorp Stock Fund from April 1, 2002 through December 31, 2002. State Street, Raymond James, and Reliance are collectively referred to as “the Custodians.” National Associates, Inc. N.W. (National) and MFS Retirement Services, Inc. (MFS) provide plan administrative services. National and MFS are collectively referred to as “the Plan Administrator.”

Contributions:  Each participant may elect to contribute a portion of his or her total annual compensation and defer certain profit sharing amounts up to the maximum allowed under the Internal Revenue Code (the IRC). At the Employer’s discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed under the IRC. Participants must be employed on the last day of the Plan year and meet all other eligibility requirements to receive their share of the Employer’s contributions for that respective year. For the years ended December 31, 2002 and 2001, the Employer approved matching contributions aggregating $392,355 and $339,898, respectively, which represented one dollar for every one dollar contributed by each participant up to a maximum Employer contribution of 6% of the participant’s compensation. In addition, the Employer approved discretionary non-elective profit sharing contributions of $220,163 and $220,000 to the Plan for the years ended December 31, 2002 and 2001, respectively.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1.

Description of the Plan (continued)

As of December 31, 2002 and 2001, the Plan owed $16,171 and $14,910, respectively, to certain participants for employee contributions that were made in excess of IRC limitations.

Participants’ accounts:  Participants’ contributions are credited to the individual accounts, along with any contributions from the Employer. A participant’s share of the Employer’s matching and/or profit sharing contributions is allocated based upon the participant’s proportionate share of the total compensation paid during the year to all participants in the Plan. Participants allocate their contributions into one or more investment funds (see Note 3).

Earnings and losses are allocated to the individual accounts based on the individual’s account balance as compared to the related fund’s total balance.

All forfeitures are allocated as if the forfeitures were additional non-elective discretionary contributions from the Employer. Such forfeitures were approximately $21,000 and $18,000 for the years ended December 31, 2002 and 2001, respectively. The benefit to which the participant is entitled is the vested portion of the participant’s account.

Vesting:  Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings or losses on these contributions and rollovers. These amounts cannot be forfeited for any reason. Vesting in the participants’ share of the Employer’s contributions and the actual earnings or losses thereon is based on years of credited service, as follows:

Years of credited service	Vesting percentage

Less than 2	None
2	20%
3	40%
4	70%
5 or more	100%

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1.

Description of the Plan (continued)

Participants earn one year of credited service for each 12 consecutive month period in which the participant is credited with 1,000 hours of service, as defined by the Plan.

In addition, upon death, disability, or retirement at age 65 or older, participants become fully vested in their share of the Employer’s contributions and the actual earnings or losses thereon.

Participant notes receivable:  In certain cases of financial hardship, participants may elect to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the vested total of their account balance, reduced by their highest outstanding loan balance in the preceding 12 months. Participant borrowings are evidenced by notes and are secured by 50% of the total vested balance in the participant’s account. Notes receivable transactions are treated as transfers to (from) the applicable investment fund from (to) the participant notes receivable fund. The notes receivable generally are repayable over a maximum of five years and bear interest at a rate commensurate with local prevailing rates as determined monthly by the Plan administrator which is fixed at the time of the note. Principal and interest payments are paid ratably through payroll deductions or, for terminated employees, monthly or quarterly. The interest rate of the note receivable outstanding at December 31, 2002 was 5.75%.

Payment of benefits:  Upon retirement, death, disability, or separation of service, participants may elect to receive part or all of the balance in their accounts in accordance with the appropriate provisions of the IRC and applicable state laws. Also, hardship withdrawals of participants’ contributions are allowed under certain circumstances as described in the Plan document.

Plan termination and amendment:  Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of the Plan’s termination, participants would become fully vested in their accounts. Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

Administrative expenses:  At the Employer’s discretion, certain expenses of the Plan have been paid directly by the Employer; other administrative expenses have been paid by the Plan.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

2.

Summary of significant accounting policies

Basis of accounting:  The accompanying financial statements and supplemental schedules are prepared on the accrual basis of accounting. The preparation of financial statements and supplemental schedules in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures at the date of the financial statements. Accordingly, actual amounts could differ from those estimates.

Investment valuation:  The Plan’s investments in shares of registered investment companies and Cascade Bancorp common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The participant note receivable is valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

Due to changes in economic conditions, interest rates, and common stock prices, the fair value of the Plan’s investments can be volatile. Consequently, the fair value of the Plan’s investments can significantly change in the near term as a result of such volatility.

Income recognition:  Contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer matching contributions are accrued as earned by the participants. Employer profit sharing contributions are accrued in the period in which they are approved by the Employer’s Board of Directors.

Net appreciation (depreciation) in fair value of investments consists of the net change in unrealized appreciation or depreciation during the year on investments held at the end of the year and the realized gains or losses on the sales of investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:  Benefits are recorded when paid.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3.

Investments

At December 31, 2002 and 2001, participant directed funds consisted of the following:

Cascade Bancorp Stock Fund – This fund is comprised of Cascade Bancorp common stock.

Massachusetts Investors Fund – This fund seeks long-term growth of capital with a secondary objective to seek reasonable current income by investing in companies that the fund manager believes have sustainable growth prospects and attractive valuations, based on current and expected earnings or cash flow.

Massachusetts Investors Growth Stock Fund – This fund seeks long-term growth of capital and future income by investing in stocks of companies that the fund manager believes have better than average prospects for long-term growth.

MFS Utilities Fund – This fund seeks capital growth and current income above that available from a portfolio invested entirely in equity securities by investing in equity and debt securities of domestic and foreign companies in the utilities industry.

MFS Research International Fund – This fund seeks capital appreciation by investing in foreign companies.

MFS Value Fund – This fund seeks capital appreciation and reasonable income by investing in income-producing equity securities of companies that the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Mid-Cap Growth Fund – This fund invests in companies with medium market capitalization that the fund manager believes have above-average growth potential.

MFS Money Market Fund – This fund seeks high current income consistent with the preservation of capital and liquidity.

MFS Total Return Fund – This fund seeks income above that available from a portfolio invested entirely in equity securities and a reasonable opportunity for growth of capital by investing in equity and debt securities of domestic companies.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3.

Investments (continued)

MFS New Discovery Fund – This fund seeks capital appreciation by investing in companies which the fund manager believes to have earnings growth that is expected to accelerate because of special factors, such as rejuvenated management, new products, changes in consumer demand, or basic changes in the economic environment.

MFS Bond Fund – This fund seeks to provide a high level of current income and to protect shareholders’ capital by investing in fixed income securities.

Davis New York Venture Fund – This fund invests primarily in common stocks of domestic companies with market capitalizations of at least $5 billion which the fund manager believes have better than average prospects for capital growth.

State Street Research Aurora Fund – This fund seeks to enhance shareholder value by investing primarily in small-capitalization stocks which the fund manager believes to be undervalued.

MFS Mid-Cap Value Fund – This fund seeks capital appreciation by investing in common stocks and related securities of companies with medium market capitalizations which the fund manager believes are undervalued in the market relative to their long-term potential.

MFS Conservative Allocation Fund – This fund seeks current income with a secondary objective of long-term growth by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

MFS Moderate Allocation Fund – This fund seeks long-term growth and current income by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

MFS Growth Allocation Fund – This fund seeks long-term growth of capital by allocating its assets among other MFS mutual funds which invest in stocks, bonds, and cash.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3.

Investments (continued)

MFS Emerging Growth Fund – This fund seeks long-term growth of capital by investing at least 65% of its total assets in common stocks and related securities of small and medium-size companies which had just begun their life cycles and which the fund manager believed had the potential to become major enterprises. This fund was no longer available as an investment option at December 31, 2002.

MFS Strategic Growth Fund – This fund seeks capital appreciation by investing in common stock, preferred stock, bonds, and warrants of companies which the fund manager believed had superior prospects for growth. This fund was no longer available as an investment option at December 31, 2002.

MFS Research Fund – This fund seeks long-term growth of capital and future income by investing in companies which the fund manager believed to be dominant or growing in market share. This fund was no longer available as an investment option at December 31, 2002.

MFS High Income Fund – This fund seeks to provide high current income by investing primarily in a professionally managed, diversified portfolio of fixed income securities, including equity securities. This fund was no longer available as an investment option at December 31, 2002.

Munder Index 500 Fund – This fund seeks to provide price performance and income that was comparable to the Standard and Poor’s Composite Stock Price Index. This fund was no longer available as an investment option at December 31, 2002.

At December 31, 2001, non-participant directed funds consisted of the following:

Cascade Bancorp Stock Fund – This fund was comprised of Cascade Bancorp common stock.

Heritage Money Market Fund – This fund sought high current income consistent with the preservation of capital and liquidity.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3.

Investments (continued)

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2002	2001

Shares of registered investment companies	$(1,221,938)	$(805,824)
Corporate common stock	256,740	284,092

	$(965,198)	$(521,732)

4.

Income tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated May 28, 1992, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of December 31, 2002 and 2001. Consequently, no provision for income taxes has been included in the accompanying financial statements.

5.

Related party transactions

The majority of the Plan’s investments are invested in funds managed by MFS. A portion of investments are also invested in the common stock of the Employer and in funds managed by State Street. Consequently, transactions involving all of these investments qualify as party-in-interest transactions.

In addition, the Employer is the sponsor of the Plan, and the Plan’s trustees are participants in the Plan.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

6.

Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2002 and 2001:

	2002	2001

Net assets available for benefits according to the financial statements	$5,730,736	$5,527,864
Participant contributions receivable not recorded on the Form 5500	(211,297)	(216,059)
Trustee and administrative fees payable not recorded on the Form 5500	10,265	11,055
Excess contributions payable not recorded on the Form 5500	16,171	6,027
Other	(24,013)	(18,566)

Net assets available for benefits according to the Form 5500	$5,521,862	$5,310,321

The following are reconciliations of total investment loss, total contributions, benefits paid to participants, and administrative expenses according to the financial statements to the Form 5500 for the years ended December 31, 2002 and 2001:

	2002	2001

Total investment loss according to the financial statements	$(921,517)	$(475,386)
Other	(45,469)	24,117

Total investment loss according to the Form 5500	$(966,986)	$(451,269)

Total contributions according to the financial statements	$1,347,278	$1,204,783
Contributions recorded (not recorded) on the Form 5500, net	20,531	(31,955)

Total contributions according to the Form 5500	$1,367,809	$1,172,828

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

6.

Reconciliation of financial statements to the Form 5500 (continued)

	2002	2001

Benefits paid to participants according to the financial statements	$208,822	$98,074
Amounts allocated to withdrawing participants at beginning of year	(9,569)	(3,792)
Other	24,404	17,398

Benefits paid to participants according to the Form 5500	$223,657	$111,680

Trustee and administrative expenses according to the financial statements	$14,067	$12,413
Trustee and administrative fees payable not recorded on the Form 5500	(10,265)	(11,055)

Trustee fees according to the Form 5500	$3,802	$1,358

Participant contributions are recorded on the Form 5500 under the cash basis of accounting. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Trustee and administrative fees are recorded on the Form 5500 under the cash basis of accounting. Contributions made in excess of IRS limits are included in current year contributions on the Form 5500.

SUPPLEMENTAL SCHEDULES

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 93-0658404
PLAN: 001

December 31, 2002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value

*	Cascade Bancorp	Cascade Bancorp Stock Fund (113,820.819 units)	**	$1,291,775
*	MFS Retirement Services, Inc.	Massachusetts Investors Fund (49,913.083 units)	**	642,381
*	MFS Retirement Services, Inc.	Massachusetts Investors Growth Stock Fund (58,768.723 units)	**	542,435
*	MFS Retirement Services, Inc.	MFS Utilities Fund (57,911.492 units)	**	372,371
*	MFS Retirement Services, Inc.	MFS Research International Fund (31,318.976 units)	**	325,091
*	MFS Retirement Services, Inc.	MFS Value Fund (19,272.750 units)	**	318,386
*	MFS Retirement Services, Inc.	MFS Mid-Cap Growth Fund (51,137.543 units)	**	289,439
*	MFS Retirement Services, Inc.	MFS Money Market Fund (251,428.000 units)	**	251,428
*	MFS Retirement Services, Inc.	MFS Total Return Fund (15,218.006 units)	**	201,943
*	MFS Retirement Services, Inc.	MFS New Discovery Fund (15,830.258 units)	**	180,940
*	MFS Retirement Services, Inc.	MFS Bond Fund (12,482.564 units)	**	157,904
	Davis Funds	Davis New York Venture Fund (6,305.841 units)	**	132,044
*	State Street Bank	State Street Research Aurora Fund (3,572.695 units)	**	92,176
*	MFS Retirement Services, Inc.	MFS Mid-Cap Value Fund (6,005.575 units)	**	55,011
*	MFS Retirement Services, Inc.	MFS Conservative Allocation Fund (4,081.927 units)	**	40,207
*	MFS Retirement Services, Inc.	MFS Moderate Allocation Fund (1,555.279 units)	**	14,962
*	MFS Retirement Services, Inc.	MFS Growth Allocation Fund (75.634 units)	**	706
*	Participant loan	Interest fixed at prime lending rate plus 1% at time of borrowing (5.75%)	—	2,000

		Total investments		$4,911,199

______________

*

A party-in-interest as defined by ERISA.

**

Cost omitted for participant-directed investments.

See accompanying notes.

CASCADE BANCORP EMPLOYEES’
401(k) PROFIT SHARING PLAN

SCHEDULE H, Line 4j – SCHEDULE OF REPORTABLE TRANSACTIONS*
EIN: 93-0658404
PLAN: 001

Year ended December 31, 2002

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Cascade Bancorp**	Purchase of Cascade Bancorp stock	$1,104,914	$—	$—	$—	$1,104,914	$1,104,914	$—
Cascade Bancorp**	Sale of Cascade Bancorp stock	—	1,104,914	—	—	259,543	1,104,914	845,371

______________

*

Represents a transaction or a series of transactions in securities of the same issue in excess of 5% of the Plan’s total assets as of January 1, 2002.

**

A party-in-interest as defined by ERISA.

See accompanying notes.

EXHIBITS INDEX

Exhibit No.	Exhibit Description

23.1	Consent of Symonds, Evans & Company, P.C., Independent Accountants

99.1	Certification of Executive Vice President/Human Resources